                         Filed by Alamosa Holdings, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                     of the Securities Exchange Act of 1934

                                Subject Company:
                           Alamosa PCS Holdings, Inc.
                          Commission File No. 005-58523

The following communications contain forward-looking statements that are subject to various risks and uncertainties. Such forward looking statements are made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in Alamosa's forward-looking statements, including the following factors: failure to satisfy the conditions to closing the acquisitions or financings described in the following communications; costs related to the acquisitions; the risk that the acquisitions will not be integrated successfully; delays in network construction and launch; increases in network construction costs; Alamosa's dependence on its affiliation with Sprint PCS; shifts in populations or network focus; changes or advances in technology; changes in Sprint's national service plans or fee structure with Alamosa; change in population; increased competition in Alamosa's markets; and adverse changes in financial position, condition or results of operations. For a detailed discussion of cautionary statements and factors that could cause actual results to differ from Alamosa's forward-looking statements, please refer to Alamosa's filings with the Securities and Exchange Commission, especially in the "risk factors" sections of Alamosa' Prospectuses filed on February 4, 2000, its Form 10-K for the year ended December 31, 1999 and in subsequent filings with the Securities and Exchange Commission.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS TO BE FILED BY ALAMOSA PCS HOLDINGS, INC. AND ALAMOSA HOLDINGS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE BUSINESS COMBINATION TRANSACTIONS REFERENCED IN THE FOLLOWING INFORMATION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Additionally, a detailed list of names, affiliations and interests of participants in the solicitation can be found in the proxy statement/prospectus, when available. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by Alamosa PCS Holdings, Inc. and Alamosa Holdings, Inc. at the Securities and Exchange Commission's web site at www.sec.gov. The registration statement and proxy statement/prospectus and such other documents may also be obtained free of charge by directing such request to Alamosa PCS Holdings, Inc.,
Attn: Chief Financial Officer, 4403 Brownfield Highway, Lubbock, Texas 79407.

     On July 31, 2000, Alamosa PCS Holdings, Inc. announced that it signed definitive agreements to merge two Sprint PCS affiliates, Roberts Wireless Communications, LLC and Washington Oregon Wireless, LLC into its operations.

            THE FOLLOWING IS A TRANSCRIPTION OF A CONFERENCE CALL BY
                  ALAMOSA PCS HOLDINGS, INC. ON AUGUST 1, 2000.

                           ALAMOSA PCS HOLDINGS, INC.

                             MODERATOR: KEN DENNARD
                                 AUGUST 1, 2000
                                  8:30 A.M. CT


Operator:  Good day, and welcome to today's Alamosa PCS conference call.
           Today's call is being recorded.

           At this time for opening remarks and introductions, I would like to turn the conference over to Mr. Ken Dennard, managing partner of Easterly Investor Relations. Please go ahead, sir.

Ken Dennard: Thank you, Audrey, and good morning, everyone. Thanks for joining us on today's Alamosa conference call to review yesterday's announcement. Also, I want to welcome our Internet participants, and folks we're going to be doing some fun things with the slide show on the Internet.

           But before I turn the call over to management, I've got a few small housekeeping details to go through. You should have received a fax and/or an e-mail of the release yesterday afternoon. But occasionally there are technical difficulties experienced during these broadcasts. You should have also received on your e-mail, folks that are on the e-mail list could've - should have gotten a PowerPoint presentation of the slides that you'll see on the Webcast today. If you didn't get any of that stuff give us a call at 713-529-6600 and we'll get it out right to you. Also if you - if you want to be on the permanent e-mail list and fax list, just relay that information to us.

           As you know, management today is going to discuss certain subjects that will contain forward-looking information including known events and developments that may have an impact on the company's future operating results. We caution that the actual results could differ materially from those that management might be describing in today's discussions. Additional detailed information concerning the number of factors that could cause actual results to differ materially from today's information is readily available in the company's SEC filings under the heading risk factors.

           Also in the invitation you received there is information to view a company - the accompanying slide show presentation go to www.easterlyir.com, and then there's two buttons there on the main page that you can watch the slide show only while you're listening to the audio portion. And for those that are totally Internet today you can listen to the Webcast and view the slide show at the same time by choosing the other button on our page there. Again that's easterlyir.com. And then the accompanying slides, David will walk you through during the presentation.

           Additionally if you want to listen to a replay of today's call, it will be available via Webcast on the same site. Or you can call us for a replay feature number that's different - with a different access code and a different password.

           Now without further ado, here's David Sharbutt, Alamosa's Chairman and Chief Executive Officer. David?

David Sharbutt:  Thank you, Ken. And welcome, everyone. Thank you for joining us very much. I have with me this morning Jerry Brantley, our Chief Operating Officer and Kendall Cowan, Chief Financial Officer. If you plan to follow the slide show you might want to go ahead and load those slides. It takes a little while to get those queued up.

We're pleased to announce the signing of definitive agreements to merge two
           Sprint PCS affiliates, Roberts Wireless Communications and Washington Oregon Wireless into our operations. The transaction is to be structured as tax free merger that combines these two valuable Sprint PCS network partners with Alamosa PCS Holdings. The combined transactions will result in a new entity, which will be called Alamosa Holdings Inc., and are expected to close by December 31st, 2000.

           With this transaction, Alamosa will become the nation's largest Sprint PCS network partner increasing its licensed pops by 47 percent from eight and a half million residents up to 12.5 million residents. We really look forward to expanding our operations in these highly attractive markets. The Roberts brothers manage one of the most attractive footprints in the Sprint PCS network partners program and have achieved excellent penetration within these markets that they've launched today.

           Washington Oregon Wireless provides an opportunity for us to expand our footprint to the rapidly growing markets on the West coast with excellent roaming revenue from key travel quarters within Washington and Oregon. We expect these transactions to product significant value for our shareholders as we expand our market presence in these attractive footprints gaining scale economies and strengthen our relationship with Sprint PCS.

           If you'll turn to slide number three if you have access to that it gives a summary to the transaction. The purchase price based on yesterday's close is $473.5 million. That's $16 1/2 million in cash,
           19.55 million shares of Alamosa Holdings stock. In the transaction we will assume debt in the two entities of $66 million as of June 30th. In the process, we acquire four million pops - WOW has about 1.5 million pops, Roberts 2.5 million. We'll treat the transaction as purchase accounting. It will be structured as a tax free reorganization. The governance of the Corporation remains the same. I will remain as the Chairman and CEO. We will add two new seats to the Board of Directors pending shareholder vote, and that will be Michael and Steve Roberts.

           Remaining in the key management positions Jerry Brantley will remain as president and chief operating officer. Kendall Cowan remains as the chief financial officer. If you remember last week we announced two more senior staff members that we've added. Loyd Rinehart has been added as Senior Vice President of Corporate Finance. Tony Sabatino has been named Senior Vice President of Engineering and Network Operations. So our senior management team stays in place. And we're excited about the overall transaction.

           When you look at the revised footprint as we add these properties, and this is on slide four for those that are watching the slide show, you'll notice that all the properties that Alamosa operates have a key element and that is we border on very key Sprint PCS cities. And we anticipate not only roaming travel traffic from Sprint PCS but also the advantage of marketing overlap as they continue to market in the marketplace.

When you look at specifically at Washington Oregon Wireless, they have major markets that include Wenatchee and Yakima, Washington, Medford-Grants Pass, Oregon that represent about 700,000 pops. The total population is 1.5 million licensed pops. It's adjacent to Portland and to Seattle. Those markets have a combined pops of 5.1 million. So it's nice to have a large market adjacent to us. The network will include about 990 highway miles including portions of I-5, I-82, 84, and 90.

           We're in the launch mode. We expect to launch seven markets this fall in - just in the next couple of months. All 10 markets will be launched before the first half of 2000 is complete.

           Roberts Wireless covers nearly all of Missouri except for Kansas City and St. Louis. The major markets include Springfield, Joplin, and St. Joe, Missouri. Those three represent 1.1 million licensed pops. There's a total of two and a half million licensed pops: It has the key quarters between Kansas City and St. Louis. Those two markets are
           4.8 million pops that Sprint covers
           adjacent to us. Presently the network operating for Roberts Wireless covers about 300,000 pops. In the area there's 1260 highway miles including major interstates of I-70, I-44, I-55. At the end of the second quarter, Roberts Wireless had 12,200 subscribers with four launched markets. We anticipate launching all 14 markets by year's end.

           With that I'm going to turn to Kendall and ask him to go over some of the pro forma metrics and forward-looking information.

Kendall Cowan: Thanks, David.

           And thanks to everyone for joining us this morning. Obviously we're very excited. On page ... or on slide seven you'll see some pro forma statistics where we have taken Alamosa, Roberts, and WOW to try to give you a high level overview of where we standing today. Then I'll talk a little bit about the financing commitment we've got and also about some guidance going forward.

           You'll notice on the market information that Alamosa when fully built out, as we told you in the past, would have 43 markets. Roberts, as David just mentioned, will have 14. WOW will have 10 for a total of
           67. The licensed pops as previously mentioned will be about 12 1/2 million total pops. Covered pops upon full build out will be about
           8.8 million by the end of 2001. Our subscribers at June 30th on a combined basis was just under 82,000 subscribers as well as yet to launch. Also, you can see that Roberts has a little over 12,000 at June 30.

           If you look at the second quarter financial information, our combined revenues were $20 million, 17.2 million for Alamosa, 2.8 million for Roberts. Pre-marketing EBITDA we are positive on a combined basis. EBITDA is about a negative 10.7 million. ARPU with roaming you can see is $83 for us as well as Roberts. As we see, Roberts is a very strong roaming market as well. Diluted shares outstanding will be about 83.1 million upon completion of the transaction, which we anticipate late this year.

           I'd like to turn for just a moment to the financing commitment that we have from Citicorp. We have a $200 million facility that has been committed by Citicorp. It's fully committed. It's at market terms and it provides us with excess funds over our expected capital needs to not only complete the build outs, fund the operating losses, but also to take out the existing financing that both Roberts and WOW have in place. We're very excited about that and I think it shows an element of confidence between Citicorp and Salomon Smith Barney as to the direction we're headed.

           As to- as to some guidance going forward, we have indicated that our covered pops will be approximately 8.8 million at the end of 2001. At the end of 2000, there should be approximately 7.3 million for the three companies combined. Looking on out to 2002, with the growth it would be about 9.3 million. Regarding end of year subscribers we have on a previous phone call ... we gave you a guidance on Alamosa from 130 to 140,000 by the end of 2000. We're increasing that by 25 to 30,000 for Roberts and WOW. So on a combined basis we'd be in the 155 to 170,000 range by the end of the year.

           Penetration we think by the end of 2002 we'll be in the mid to high six percent range for penetration. And cap ex on a covered pop basis I think if you're modeling you can expect that WOW would be very similar to that of Alamosa. And if you're - when modeling Roberts it's a little bit more efficient build out, you can probably model it at less per cap - covered pop on a cap ex basis.

           We think that the ARPU with the roaming - we think that Alamosa and Roberts have both demonstrated strong ARPU with roaming. We anticipate that to continue. WOW, it's a little early to tell since we haven't gotten those market launched - those markets launched at this point in time.

           And with that, David, I'll turn it back to you.

David Sharbutt: OK, thank you, Kendall.

           I thought I'd just talk a little bit about the strategy that we have in looking at these mergers. First of all I want to make sure we emphasize that our primary focus remains on execution of our plan. What that means today is we have a lot of markets in build out. And we intend to stay on schedule with those and stay focused on meeting our schedules for those. At the same time we continue to sell phones at a rapid rate within our markets.

           As we look at acquisitions we're taking a selective approach to acquisitions and trying to focus on those footprints that we find to be attractive. At the same time, those that we can make a transaction that's accretive to our existing shareholders. We want to leverage the strength of the existing Alamosa management team as we continue to expand that and strengthen it, apply Alamosa's operating philosophies to these new areas. We think there are several benefits that we see through these consolidations. First of all we see accretive growth as we go forward. We're going to continue to expand into attractive footprints. We think as Kendall said we have - we have an attractive financing package in place. And we think we'll continue to be able to leverage our access to capital as we - as we go through these consolidations.

           Those of you that have followed Alamosa you know that we use a very strong decentralized management model. We think our management model in conjunction with the advantages of the Sprint PCS affiliate program facilitates continuing expansion into non-contiguous foot-prints. And we think that it's been effective in our previous operations. And we believe it will be fairly straight forward in integration into our existing operations for these new areas. We think as we continue to increase scale and scope that that will strengthen our relationships with Sprint PCS.

           The last slide in the grouping that you have in the slide show really just breaks down by BTA the population and I'm not going to go through those. But those of you that want to get some details that list - the various BTAs and markets within Roberts Wireless and WOW.

           With that, I'll open it up for - to entertain any questions.

Operator: Thank you. The question and answer session will be conducted electronically today. If you have a question please press star one on your touch-tone telephone. We will proceed in the order that you signal and we will take as many questions as time permits. Once again press star one if you have a question.

           And the first question will come from Perry Walters with Robinson Humphrey.

Perry Walters: Good morning guys, a couple of quick questions.  First can you comment on the population density of both Roberts and WOW? And second if you could give us the ARPU for Roberts without roaming please.

David Sharbutt: OK. Yeah, I don't have the population density numbers with me.
           I think in particular in the case of WOW it's very much like some of the southwest areas that we operate, in that if you use a population density over the entire area you find that it's very, very low. The other side of that though is that people live in communities that are very compact and fairly easily to cover. So the actual population coverage is fairly straight forward. It's just that there's a lot of open areas that probably will never be covered because there's no roads nor people in those areas.

           As far as the ARPU without roaming, Kendall, do you have those numbers?

Kendall Cowan: Yes, we're in - they're in the mid-50s as far as Roberts is concerned without roaming.

Perry Walters: OK. And I understand a fair response on the first part of the question. Any idea of the - the pops you plan to cover, what the population density might be and maybe compare that to your existing property?

David Sharbutt: Yeah. I think that overall you can kind of categorize it that
           WOW is similar to some of the areas that we serve in the southwest, in particular in Arizona and New Mexico, in population density and in the - the coverage we expect to have there. On the other hand, Roberts is much more dense, has a lot more traffic on the corridors that pass through. And so it probably compares more favorably with some of the better areas that we - that we serve.

Ken Dennard: Audrey?

Operator: And moving on to the next question will come from John Bensche with
           Lehman Brothers.

John Bensche: Good morning, congratulations gentleman. Excellent transaction.
           I have two questions, what megahertz are on these two properties? I didn't see that in the press release. And secondly more strategic in terms of creating value, David, we had talked about maybe bringing inside some functions that maybe you've outsourced to Sprint while you were smaller as you increased the size of the company here. Would the likelihood increase that you'd do that earlier?

David Sharbutt: OK. Yeah, thank you John. The - I meant to mention that earlier
           I'm glad you brought it up. In each of these markets both in WOW and in Roberts, we have 30 megahertz available to us in all of the markets in both companies.

           As far as those functions, this has not really changed our stance on any functions that we might procure - that we presently procure from Sprint PCS. Again as we move down the road we'll continue to look at that. It does - we do see a lot of efficiencies as we look at out network operations and some of the other things that we do just because of scope and scale.

           If you remember we - we named Tony Sabatino as our senior vice president of engineering and network operations. Tony has strong credentials, has tremendous experience in building out CDMA networks on behalf of Sprint PCS. And we think that that's an example of the kind of scope and scale benefit that we get that as we get larger we have more needs that we can hire people with that extra piece. And in fact have to hire people with that extra piece to support our network.

John Bensche: One last question, what is the cumulative cap ex that's been invested in these two markets?

David Sharbutt: Just a second, John. Kendall is looking that up.

Kendall Cowan: John, to date we've got probably about 100 million between the two properties.

John Bensche: So about 25 - all right. Thank you.

Operator: Robin Lochner with Deutsche Bank has the next question.

Robin Lochner: Hi, good morning and congratulations. Does Sprint PCS need to approve this deal? And if so, have they given the approval? And also because deals like this would appear to make sense, can we assume that there'll be additional M&A transactions involving some of the other small Sprint affiliates you know that may have difficulty getting public financing?

David Sharbutt: OK. Thank you, Robin. The first question Sprint PCS consent, the contract requires consent of Sprint PCS on change of control. We have received consent from Sprint PCS on both of these transactions.

           As far as the second question, I think we discussed in previous calls that there's a tremendous amount of activity among all the affiliates of all sizes trying to, I think, rationalize their size and determine the right operating size. There is pressure on some of the smaller affiliates as far as addressing the capital markets. So I guess that
           - my guess is there will be additional consolidations.

Robin Lochner: I mean, is it fair to assume that Sprint, the parent organization, is actually encouraging that in order to get the build out of all the affiliates done at a more speedy pace?

David Sharbutt: No that's - I wouldn't characterize it that way. I think they probably are somewhat neutral in that. I think they understand that there probably are some benefits to them in some of the consolidations because it's just less entities they have to manage. At the same time, I think they are committed to making the program work as it's been designed. So I would characterize them as somewhat neutral on that, at least from my experience.

Robin Lochner: OK. Thank you very much.

Operator: And now we'll move on to Art Poole with Raymond James.

Art Poole: Hi, Art Poole. Just a follow up I guess on Perry's question. Have you got, I guess, kind of a rule of thumb for - I realize that in these markets - particularly the WOW markets - you know, the populations are clustered. But for some of these other areas is there a rule of thumb in terms of population density that you just aren't going to build? You know the difference between the total covered - total and covered pops. You know, what's the population density at which it just doesn't make sense in your mind for PCS?

David Sharbutt: Yes. And I don't if I have - I mean there are several rules of thumb but here's what - what drives those things as much as population density. You know if we can find a community where we can serve 10,000 pops probably a little less than that with a base station then that's fairly attractive. But probably what drives it more than is, is identifying those quarters where people are driving in their cars that are likely to have Sprint phones. And also identifying markets where people that are in larger markets want to travel to and will buy - make your buying decision based on that.

           And I'll use an example, just because I'm not as familiar with the details, I guess, in real small markets in WOW or Roberts. But within our existing markets we are building some very small markets today, based on the fact that customers in some of our larger markets like El Paso and Albuquerque have told us they'll make their buying decision based on whether we have coverage in that small market. It usually might be a resort area or a place that people travel a lot on business. So it's hard to characterize those as just as pops covered in an area. Because if there's a - if there's a corridor, we may be building out a corridor which causes us to cover a small town. As we build out markets and we get into the marketing process we find that there are small towns near there that are required for marketing purposes.

           So the market - I guess the build out kind of follows the trend of not where people live, but where they are. So it's a combination of traffic density and population.

Art Poole: OK, thanks.

Operator: And we'll move on to Bill Benton with William Blair.

Bill Benton: Hi guys, congratulations. Just a couple of quick questions. Are there really any approve - I know you said shareholder vote. Any approvals required here? And in terms of the closing I presume December 31st may be conservative.

             And as far as maybe the transition or the integration here I'm presuming these are pretty easy integration's. I think they're both type II affiliates, is that correct?

David Sharbutt: Yeah, both of these companies are tied to affiliates. Both of them are in the very formative stages. So we believe that the actual integration is fairly straightforward. Jerry Brantley has developed a merger integration team that helps bring the - the Alamosa's culture into those organizations. In the case of Roberts, we are presently providing management services to Roberts Wireless under a contract and will until we close. We actually have been doing that for a few weeks now.

           In the case of WOW, we're providing advisement services. We have to have approval from the Justice Department before we can actually manage those properties. So we are advising them today. When we get final regulatory approval from the Department of Justice we'll have a management agreement in place where we manage those properties prior to the close.

           So I think the combination of them being attached to an affiliate, them being in the very formative stages makes a great time for those companies to join us. And I think we've been working with the existing personnel there and chewing on some of our processes and procedures and trying to integrate them into our way of doing it. So we're pretty excited about that process and how that's going at this point.

Bill Benton: OK, can you just also kind of indicate when these - when Roberts actually launched service. And then talk about the number of operational competitors for each that are operational, on average, in each of the two companies currently.

David Sharbutt: I'm not sure if I have that data. Jerry, do you have some information on that?

Jerry Brantley: I don't have the specific number of competitors in those markets, but they pretty well mirror, I think, what we have; in terms of probably on average about three competitors per market in both Roberts and WOW.

David Sharbutt: As far as Roberts' launch, they purchased last year some existing sites in Columbia, along the I-70 corridor between Kansas City and St. Louis. Earlier this year, they launched St. Joseph's, which is north of Kansas City, and the Sedalia area, which is a lake of the Ozarks. So they've not had a long operating history but they've been very successful in the market place. As I said, we - actually the three largest markets in their service area have not launched and we have those scheduled to launch in the fourth quarter.

Bill Benton: Great. OK, well thanks a lot, guys. I appreciate it.

Operator: And now we'll hear from Robert Kricheff with CS First Boston.

Robert Kricheff: Good morning, guys. I was just wondering, could you guys make clear - you said you're forming Alamosa Holding Company. Does that mean that the bonds and the bank loans and everything will all be the same credit or is this new credit line going to be a separate credit or are we all - you know, what's sort of the credit obligation structure?

Kendall Cowan: This is Kendall. The existing debt facilities we have in place will remain in place. The new commitment from Citicorp and Salomon Smith Barney will be in a separate entity that will be a subsidiary of the new holding company that we'll put in place and will be a separate financing commitment.

Robert Kricheff: So from the bond-holders' point of view, the new subsidiary where I send the new assets will be a subsidiary of the issuing entity?

Kendall Cowan: Now, when you say the bond-holders, are you talking about our existing senior discount notes?

Robert Kricheff: Yes.

Kendall Cowan: Yes, it will be in a separate entity from the senior discount notes.

Robert Kricheff: OK, which will be owned by a holding company and not owned by
           Alamosa PCS as all?

Kendall Cowan: That is correct.

Robert Kricheff: OK.

Operator: Alaric Hu with TDS Securities.

Alaric Hu: Thank you. A quick question on the - did you say it's $200 million but the actual incremental debt is going to be the 200 less repayment of the 66 million debt and the 12 - the 60 million in cash or so?

Kendall Cowan: That is correct.

Alaric Hu: OK, so assuming pro forma the capital required for op ex and cap ex on the new properties the total debt to equity on the transactions is about 34 percent.

Kendall Cowan: That's pretty close, yes.

Alaric Hu: OK. And then separately, in terms of the development of properties here, obviously everything is sort of early stage. But do you foresee a period where properties flopping may become more efficient? And can you give us some more detail on the level of maturity of the surrounding Sprint markets and any affiliates that you're abutting as a result of this transaction?

David Sharbutt: You know I guess no one knows where all of this leads among the
           Sprint affiliates because we - all of them are independently owned and operated today. So no one knows who is trading and consolidating. Generally you would expect a small Sprint affiliate would not be interested in trading their territory because generally they're owned by real Telcos in the area. So they're probably not interested in swapping anything. I think among larger affiliates you might see some of that in the future.

           As far as the maturity of the market that surrounds us if you go back to page four you can see that the Sprint markets that surround us are all fairly well built out. If you look at - up in the northwest, Seattle and Portland have fairly extensive networks. They have planned tremendous expansions and areas adjacent to us. Spokane is operated by UbiquiTel. And they're in operation today and have some expansions planned around that.

           Down in the southwest, we surround Phoenix and Tucson with a fairly extensive network. We're turning up the rest of Arizona this year and early next year. We also abut against Denver and Colorado Springs, Dallas, San Antonio, which are very well built out. We're adjacent to Southwest PCS, which is kind of between Roberts Wireless territory and the existing established territory of Alamosa and PCS. And they have a very extensive network that ties in those areas.

           In our upper Midwest area, the Wisconsin area, of course we have Minneapolis. The Milwaukee, Madison, Chicago, Sprint has built out that network. And continues to expand it as a very expansive network of contiguous area. We think that that's going to be a great area for us. Tying into that then with the new Roberts area, Kansas City and St. Louis have very extensive networks that surround them. We'll be adjacent to Illinois PCS north of us, who have plans to build out a fairly extensive network.

           So we think that we - on all sides of us, we have neighbors who have built and will continue to build out very extensive networks that continue to (feed) our systems.

Alaric Hu: Thank you, congratulations.

David Sharbutt: Than you.

Operator:  Next question will come from Chris Testa with Goldman Sachs.

Chris Testa: Hi, I was just curious whether or not these properties were auctioned. Or did the seller come directly - sellers come directly to you. Can you just give us a sense of how this - how this happened?

David Sharbutt: Yes. This was not an auction. I am assuming that the owners of these properties talk to other entities in the process as they made the decision as to what to do. Actually it was more a strategic move. Michael and Steve Roberts are in the business - are in many businesses. Again their discussions with Alamosa and I think were also probably in discussion with all of their neighbors about how to operate the business.

Chris Testa: Right.

David Sharbutt: They decided that there was a great strategic alliance to be made between them and Alamosa PCS and made their decision based on that. I think Washington Oregon Wireless was very similar to that. They were at a formative stage. They realized that they needed to build out their management staff and the infrastructure to operate. And this was one of those key times that they need to make a decision to continue to build that out or to seek out a partner. And they came to us to discuss that. And I'm assuming they also were talking to others but they decided that the Alamosa management team and them in combination with us that we could build great value for their shareholders.

Chris Testa: OK, great, thanks.

Operator: We'll now hear from Mike Rollins with Salomon Smith Barney.

Mike Rollins: Hi, congratulations guys.

David Sharbutt: Thank you, Mike.

Mike Rollins: Just a couple of questions, first could you just clarify, Kendall, when you gave the penetration guidance I think of mid to high six percent by year end '02. Was that on covered pops or total pops?

Kendall Cowan: (Michael), that was on covered pops.

Mike Rollins: OK. And the other two questions I had was, first, does your roaming rate change through these transactions or do they all remain at the Sprint designated rate? And then secondly if you could talk a little bit about your approached distribution in these markets. Will they be any different? Will there be a great emphasis indirect over direct et cetera?

Kendall Cowan: (Michael), this is Kendall again. As far as the roaming is concerned we still have the same reciprocal roaming rate that we have between Alamosa and Sprint in these markets as well. And I think Jerry is going to try to address the distribution mix.

Jerry Brantley: Yes, good morning, (Michael). Distribution - we will continue to have an aggressive distribution policy as we do in our company. These are all very good markets. We're already beginning to - to get the distribution lined up. We'll still have the national retail distribution through Sprint PCS, plus our retail stores, which we're in the process of putting together now. And also probably a lot of local distribution. Again we try to target one door for every 10,000 covered pops in our markets so that's what we go over. And that's what well be doing with these markets also.

Mike Rollins: OK, thanks a lot.

Operator: And we'll move on to Drew Hanson with DLJ.

Drew Hanson: Sure, good morning. I wondered if you could speak maybe a little bit about the - there's obviously some differences in valuations that you paid on the two properties outside, I guess, (maturity) of Roberts in terms of its markets and subscribers. Maybe you could speak a little bit about differences if you could on the valuations for the two different companies. And then secondly in regards to additional acquisitions, your issue, because of the limitations due to you forming the separate subsidiary, is that due to, I'm not sure, the Nortel security - Nortel credit facility that you cannot do or would not do future, you know, acquisitions within the actual PCS holdings ((inaudible))?

David Sharbutt: Let me address the latter question first and that is the transaction. Actually, the transaction that's being done is a - under the IRS Code is a 351 transaction and it really, the purpose of it is to restructure the company in such a way that all the companies come together, these two entities, these two LLCs are taxed as partnerships (today). By going through a 351 transaction, we can maintain a tax deferral for the owners of those LLC interests, so it's driven by that more than any other item.

           The debt structure of the Nortel loan nor the bonds, neither one, are triggered by the transaction because this becomes a sister-holding company to those entities. As far as valuations, in

           Alamosa we go through a process of trying to determine what we believe the intrinsic value of the service area and the management structure in place would be and determine what we wanted to pay based on that.

           Our direction from our board of directors is that when we make a transaction, it has to be accretive to our shareholders, it has to be structured in such a way that we can continue to grow shareholder value not only to existing shareholders, but for the shareholders that we're bringing in. So we really go through just an analytical process to determine a range and then negotiate from that.

           I think as you look at these numbers that are disclosed here you can see that in general the territory covered by Roberts Wireless probably was valued somewhat higher and that's because of the population density and because of the location between Kansas City and St. Louis because of the build out costs and various things. And actually was valued - had a value that is, as I've said earlier, comparable to the best areas within Alamosa.

           Washington Oregon Wireless was valued similar to the way we valued some of our Southwest properties and again based on intrinsic value and in general you'll see that it was discounted - it was discounted more than the Roberts Wireless transaction. Each of these transactions alone is accretive to our existing shareholders and taken together are also accretive to the existing shareholders.

Drew Hanson: Just as a follow-up, has the vested capital for both of these companies to date is that pretty much equivalent to the long-term debt that you're assuming?

Kendall Cowan: I think if your question is, have they put in that amount of capital, the answer would be no. But in terms of the committed financing facilities and the capital they've committed towards it, it's pretty close to that. The facility we got Citicorp actually gives us an over funded plan so it's actually a little more than what they had committed in the process.

Drew Hanson: OK, thank you very much.

Operator: We'll now move on to George Goudelias with JP Morgan.

George Goudelias: Good morning. A few questions, one, with your expanded footprint, do you expect to run these properties out of your existing call centers or will you be building new call centers closer to the new footprint? Second, if you could just quantify any synergies that you've identified up to date. And third, on your second quarter conference call, you had mentioned that you had a liquidity cushion of roughly $125 million. If we assume 75 percent pops coverage by the end of 2002, where's your liquidity cushion on a pro forma basis? Thanks.

David Sharbutt: OK, let me address the first question first. Our call center operations we subscribe to Sprint PCS for those and so we're tied into their national network of 13 call centers across the United States. So this doesn't really impact that as we look at going forward. As far as the liquidity cushion, Kendall, do you want to address where we are on that?

Kendall Cowan: Yes, George, the - in the previous conference call we had talked about our capital plan being over funded to the tune of 130 million or so. Actually, since this new facility, once these companies combined, also results in our over funding, our over funding will actually be north of or higher than 130 million, and obviously we're very pleased with that.

George Goudelias: OK, and on these synergies, any numbers you can point to?

Kendall Cowan: We have not actually identified a lot of synergies in terms of dollars. Obviously the management structure will be affected somewhat by these combinations of these three entities.

           But because of the way we operate under the Sprint back-office operations, a bunch of these synergies and cost efficiencies that we would look to in a combination is already there, but there will be some. Right now we don't think those dollars are significant.

George Goudelias: OK, thank you.

Operator: The next question will come from Justin Slatky with CS First Boston.

Justin Slatky: Good morning. I have a question back on the corporate structure.
           I'm looking at a slide here that shows a $45 million investment from Alamosa PCS Holdings into the new entity. Is that structured as an equity investment or could you just give us a little information on that?

Kendall Cowan: Justin, we've actually got the flexibility to do that as either an equity investment or a loan to give us flexibility to use those funds later, if we have an opportunity to do so.

Justin Slatky: So you haven't decided yet whether you're going to loan them. Is that something that happens upon closing?

Kendall Cowan: Yes.

Justin Slatky: And is that when you'll decide whether it's a loan or equity investment?

Kendall Cowan: Yes. Citicorp has given us the flexibility to make that decision at that point in time.

Justin Slatky: And just another quick follow-up, the Nortel facility, can that only be used on the old Alamosa Holdings' properties or can that be used for the entire company now?

Kendall Cowan: No, the old Nortel facility is only for the original Alamosa
           Holdings entity with the 8.4 million POPs.

Justin Slatky: Great, thanks a lot.

Kendall Cowan: You bet.

Operator: And now before we move on, as a reminder press star one if you have a question. And now we'll take a follow-up from Bill Benton.

Bill Benton: Hey, just a quick one. If you could just talk a little bit about the process, clearly you guys were able to close a couple of these things. I don't think they're at any loss for interest from other affiliates and so I'm wondering what kind of competitive advantages you guys are kind of bringing to the table in terms of getting any of the affiliates to your side?

David Sharbutt: Yes, I think, Bill, if you remember, Alamosa was named the 1999
           Sprint affiliate of the year and that was really based on some of the operating efficiencies that we brought, not only in launching markets but in the way we set up our marketing organization, distribute product, but also in the decentralized management structure that allows us to push responsibility down through the organization, make decisions quickly and continue to execute very well in the marketplace.

           I think it has - shareholders of other entities look at this, they have to question, when they're going in with someone, who is going to create the most value for their shareholders on a future basis. And I think that as we talked to the owners of these two entities, they decided that a combination with Alamosa would do that, give them the potential to create the greatest shareholder value on a future basis. So not only do they get the liquidity of a public currency, but they also can experience the upside as Alamosa continues to operate into growth.

           So, I mean we really - our intention is to bring these owners in as our partners. All of them have taken a big stake in Alamosa. Some of them will be involved in board positions and management in the case of the - Michael and Steve Roberts. We plan on them contributing to our success as we go forward. But I think as each affiliate looks at it they have to decide where their future lies and determine what they're going to do and I think a lot of companies are trying to make those kind of decisions now in various forms.

Bill Benton:  OK.  Great, thanks.

Operator: And there appear to be no further questions at this time. Mr. Dennard,
           I'd like to turn the call back to you.

Ken Dennard: Thank you, Audrey. And again, if you do need the instant replay number, give us a holler at 713-529-6600, or it will be about an hour it takes the replay to get set up as well as the archive on the Web site. The slides will be up there for some period of time so on easterlyir.com.

           And with that, David, I'll just pass it back for a couple of final comments, and then we'll get back to work.

David Sharbutt: OK, thank you, Ken. We appreciate you taking time out on short notice to join us for this conference call. As you can see, we're excited about this transaction. We believe that these properties and the management teams and the owners involved in these companies all make great partners for Alamosa PCS.

           Alamosa's a value-based company. We think we offer the employees that are joining us great opportunities to grow with us. We think the shareholders that join us have an opportunity for continued equity growth. I can speak for the senior management team and for the entire management team of Alamosa PCS, we are really focused on continuing to execute our plan.

           As I said, we're in the midst of a lot of market build outs and market launches right now. We're looking forward to an exciting third and fourth quarter of this year as we continue to launch our core markets and as we take on the responsibility of integrating these two fine companies into our organization.

           So I think as you continue to watch Alamosa PCS, we think we have a tremendously bright future ahead of us. Thank you very much.

                                      END